DEXIA
Group

SUPPL

The Secretary-General [redacted]

06016782



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

September 1st, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

| **DEXIA**<br>**Information Pursuant to Rule 12g3-2(b)**<br>**File No. 82-4606** |
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Dear Sir or Madam

We send you enclosed the English version of the press releases of September 1, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*



dlw 9/13

**PRESS RELEASE**
**COMMUNIQUE DE PRESSE**
**PERSBERICHT**

**Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 223 55 01 - F. : 02 213 50 80 - pressdexia@dexia.be**
**Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296**

**1/9/2006**
**1 p.**

Dexia will publish its **half-year results 2006** on Tuesday, September, 5 at 2:00 p.m.

The press release will be posted on the Dexia site www.dexia.com at the same time.

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Dexia publiera ses **résultats semestriels 2006** le mardi 5 septembre à 14 heures.

Le communiqué de presse sera en ligne sur le site Dexia : www.dexia.com à la même heure.

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Dexia publiceert haar **semestriële resultaten 2006** op dinsdag 5 september om 14.00 u.

Het persbericht zal vanaf dat ogenblik on line beschikbaar zijn op de Dexia site www.dexia.com.

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